Exhibit 99.1

PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS TO HOLD CONFERENCE CALL

& WEBCAST OF FIRST QUARTER 2017 FINANCIAL RESULTS FRIDAY, MAY 5, 2017 AT 11:00 AM (ET)

Brookfield News, April 6, 2017 – Brookfield Property Partners, L.P. (NYSE: BPY, TSX: BPY.UN) announced today that its first quarter 2017 financial results will be released prior to the market open on Friday, May 5, 2017. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on Friday, May 5 at 11:00 AM (ET). Scheduled speakers are Chief Executive Officer Brian Kingston and Chief Financial Officer Bryan Davis.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, http://bpy.brookfield.com before the market open on May 5, 2017.

To participate in the conference call, please dial +1 (877) 454-7008 toll-free in the U.S. and Canada or for overseas calls please dial +1 (647) 426-8201, passcode: 2516208, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at http://bpy.brookfield.com.

A replay of this call can be accessed through May 12, 2017 by dialing +1 (855) 859-2056 toll-free in the U.S. and Canada or +1 (404) 537-3406 for overseas calls, passcode: 2516208. A replay of the webcast will be available on the company’s website, http://bpy.brookfield.com.

Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with approximately $65 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes 142 premier office properties and 127 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial, hospitality, self-storage and student housing assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at http://bpy.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion in assets under management.

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Brookfield Contact:

Matthew Cherry

Senior Vice President, Investor Relations and Communications

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com